Exhibit 99.1

Grant of Restricted Stock Units to Board Members, Management and

Employees and Grant of Warrants to Employees in

Genmab

Company Announcement

Copenhagen, Denmark; December 5, 2019 – Genmab A/S (Nasdaq: GMAB) announced today that at a board meeting the board decided to grant 83,658 restricted stock units to members of the board of directors, two members of management and employees of the company as well as the company's subsidiaries and 195,011 warrants to employees of the company and the company's subsidiaries.

Each restricted stock unit is awarded cost-free and provides the owner with a right and obligation to receive one share in Genmab A/S of nominally DKK 1. The vesting of the restricted stock units granted to the two members of management will be subject to forward looking performance criteria. The fair value of each restricted stock unit is equal to the closing market price on the date of grant of one Genmab A/S share, DKK 1,615.

The restricted stock units will vest on the first banking day of the month following a period of three years from the date of grant. Furthermore, the restricted stock units are subject to vesting conditions set out in the restricted stock unit program adopted by the board of directors in accordance with the general guidelines for incentive-based remuneration adopted by the shareholders at the annual general meeting. Information concerning Genmab’s restricted stock unit program can be found on www.genmab.com under Investors > Stock information > Restricted stock units.

The exercise price for each warrant is DKK 1,615. Each warrant is awarded cost-free and entitles the owner to subscribe one share of nominally DKK 1 subject to payment of the exercise price. By application of the Black-Scholes formula, the fair value of each warrant can be calculated as DKK 458.61

The warrants vest three years after the grant date, and all warrants expire at the seventh anniversary of the grant date. The new warrants have been granted on the terms and conditions set out in the warrant program adopted by the board of directors on March 28, 2017. Information concerning Genmab’s warrant schemes can be found on www.genmab.com under Investors > Stock information > Warrants.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company has two approved antibodies, DARZALEX® (daratumumab) for the treatment of certain multiple myeloma indications, and Arzerra® (ofatumumab) for the treatment of certain chronic lymphocytic leukemia indications. Daratumumab is in clinical development for additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development for relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with core sites in Utrecht, the Netherlands and Princeton, New Jersey, U.S.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 58
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Grant of Restricted Stock Units to Board Members, Management and

Employees and Grant of Warrants to Employees in

Genmab

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s final prospectus for our U.S. public offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®;  HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®;  HexElect®; and UniBody®.  Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 58
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122